UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 1, 2010, announcing that Turkcell has signed a facility agreement for the financing of its 2G/3G infrastructure investments.

April, 1, 2010

TURKCELL SIGNS FACILITY AGREEMENT FOR FINANCING OF ITS 2G/3G INFRASTRUCTURE INVESTMENTS

Subject:Statement made pursuant to Circular VIII,No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell Iletisim Hizmetleri A.S. signed a facility agreement in an amount of approximately $296 million.  The facility will be used for the financing of products and services that will be purchased from Ericsson AB and Ericsson Telekomunikasyon A.S. within the scope of Turkcell’s 2G and 3G infrastructure investments.  The facility is arranged by Credit Agricole Corporate and Investment Bank (France) Sweden Branch and Nordea Bank AB (PUBL) with partial or full-guarantee of Swedish Export Credits Guarantee Board and will be assigned to the Swedish Export Credit Corporation.  The fixed interest rate bearing facility has a 5 year tenor with semiannual payments and has an expected all-in cost that will range between 3.90% and 4.15% depending on the date of utilizations.

        TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 1, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 1, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head